FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 17, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Forward-looking statements
Location and geography
Global shareholder base
Reserve growth
Corporate responsibility
A New Corporate Era
Mine Pits
Gold grades at record levels
Geothermal power
Flotation expansion
Gold production accelerating
Unit costs reducing
Gold commitments
Further growth potential
Reserve valuation

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
Name Mark Laurie
Title: Company Secretary

Date: 17 March 2006

Forward-looking statements

Location and geography

Global shareholder base

Reserve growth

Corporate responsibility

A New Corporate Era

Mine Pits

Gold grades at record levels

Geothermal power

Flotation expansion

Gold production accelerating

Unit costs reducing

Gold commitments

Further growth potential

Reserve valuation

Lihir Gold Limited

March 2006



Arthur Hood - CEO

Forward-looking statements



This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.

Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement.

Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release.

Location and geography



Kavieng
Lihir Island
PAPUA NEW GUINEA
Port Moresby
AUSTRALIA
Brisbane
Luise Harbour
Luise Harbour
Kapit
Nth Lienetz
Coastal/ROM
Lienetz
Borefields
Minifie
LUISE CALDERA

- Single operation gold company
- Good logistics by sea and air
- 13,000 population
- Supportive govt relationship

Global shareholder base



- Incorporated 1995 as PNG company
- 1.28 billion ordinary shares
- Market capitalisation US$2.2 billion
- Listed on ASX, NASDAQ & POMSoX

Major Shareholders


MRL
4.8%
MIR
5.1%
NWQ
12.3%
ML
10.1%
Other
68%

Investor Breakdown


Retail
23%
Australia
24%
MRL
4.8%
Asia
5%
USA
26%
UK/Europe
17%

As at Feb 2006

Reserve growth



(Total LOM Reserve, Million ozs)


Depletion
Stockpiled
To be mined
14.6
0.4
14.1
0.8
11.2
1.5
1
10.2
2.2
1.6
11.2
2.9
1.9
13.3
3.6
2.4
14.3
4.2
2.9
17.5
4.9
3.3
17.7
1996
1997
1998
1999
2000
2001
2002
2003
2004
365
365
360
360
300
300
305
340
380
Gold price (US$)

Corporate responsibility



- Environment
  - Strong environmental management
  - Extensive impact monitoring program
  - First PNG mining company to achieve ISO 14001 accreditation
- Community
  - Partnership approach
  - Significant progress in health and educational standards
  - Focus on sustainability through employment, capacity building



A New Corporate Era



- Rio Tinto managed Lihir from inception under management agreement
- Independent management commenced Oct 2005
  - Rio Tinto shares sold in December
- External CEO appointed
  - Corporate head office being established in Brisbane, Australia
  - Genuinely a new independent industry participant

Mine Pits


Minifie
Lienetz

Gold grades at record levels



Mill feed, (Au g/t)
4.65
4.88
5.26
5.19
5.27
5.16
4.9
4.41
4.41
7.15
8.54
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05



Geothermal power

- Geothermal resource provides access to cheap, reliable power source
- 6MW facility in place since 2003
- 30MW facility construction complete and in full production
- Reduced power costs $US20 million p/a.
- 20MW expansion proceeding to plan
- Likely access to carbon credits



Flotation expansion



Current process stream

4.5m tonnes
High Grade (5.5 g/t)
Direct feed to A/C

↓

Three
Autoclaves

↓

~ 670 kozs
Gold pa

2007 process streams

3.7m tonnes
High Grade (5.5 g/t)
Direct feed

2.2 m tonnes
Medium Grade
(3.2 g/t)

↓

0.9m tonnes
Concentrate

↓

Three
Autoclaves
4.6mt @ 6.0 g/t +

↓

> 800 kozs
Gold pa

Indicative numbers only

Gold production accelerating



(ozs, 000)


550
599
596
670
800+
2003
2004
2005
2006 f
2007 f
Post flotation

Unit costs reducing



(US$)


367
348
497
293
236
299
363
231
June 04
Dec 04
Jun 05
Dec 05
Jun 04
Dec 04
Jun 05
Dec 05
Gross Cash Costs per ounce
Total Cash Costs per ounce

Gold commitments


Gold delivery commitments vs Production (kozs)
596
670
800+
247
207
60
191
100
145
130
240
100
240
90
133
26
26
2005
2006
2007
2008
2009
2010
2011
2012
2013
Production
Hedging

Gold commitments


Gold delivery commitments vs Production (kozs)
800+
670
596
247
207
251
60
191
245
100
145
370
130
240
340
100
240
223
90
133
26
26
2005
2006
2007
2008
2009
2010
2011
2012
2013
Production
Hedging
Gold loan

Further growth potential



- **Optimising Existing Operations**
  - Improved material movements
  - Further cost reductions, mining, geothermal et al
  - Review mine sequencing
    - Resource/reserve restatement
- **Next step change in production**
  - Process optimisation
  - Additional autoclaves?
  - Biological oxidation?
  - Releases value from stockpile
- **Broader corporate opportunities**
  - Very disciplined approach
  - Focus on lifting returns to shareholders

Reserve valuation



(Adjusted market capitalisation per ounce of reserve. US$/oz)


490
370
362
284
274
262
203
197
195
192
179
173
170
107
102
Centerra
Goldcorp
Hecla
IAMGOLD
Newmont
Agnico
Gold Fields
Bema
Anglo Gold
Newcrest
Eldorado
Barrick
Kinross
Harmony
Lihir

February 2006. Adjusted for net debt on balance sheet. Source: RBC Capital Markets


www.lihir.com.pg